June 6, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, NE
Washington, D.C. 20549-3561
Attn:	Brian McAllister
Kimberly Calder
Sandra Wall
John Hodgin

Re:	Diversified Energy Co PLC
Form 20-F for the Fiscal Year ended December 31, 2024
Filed March 17, 2025
File No. 001-41870

Ladies and Gentlemen:

This letter sets forth the responses of Diversified Energy Co PLC (“DEC”, the “Company,” or “we”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated May 22, 2025 (the “Comment Letter”) with respect to DEC’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-41870) filed with the Commission on March 17, 2025 (the “Form 20-F”).

For the Staff’s convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and provided our responses below each such comment.

Form 20-F for the Fiscal Year ended December 31, 2024

Key Facts for 2024, page 4

1.
We note that PV-10 is not calculated in accordance with IFRS and is disclosed to be an alternative performance measure on page 152. Please revise to include the reference (a) for the information on how this metric is calculated and reconciled to the most directly comparable IFRS measure.

Response: The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company will disclose in future filings that PV-10 is calculated as the present value of estimated future natural gas and oil revenues, net of forecasted direct expenses, and discounted at an annual rate of 10%. The calculation does not consider income taxes and utilizes an SEC pricing assumption for the year ended December 31, 2024. Additionally, we respectfully direct the Staff to pages 8 and 152 of the Form 20-F for a reconciliation of PV-10 to the standardized measure and note that the standardized measure was prepared in accordance with the requirements in ASC 932.

Our Business
Reserve Data
Summary of Reserves, page 8

2.
Please expand the proved reserve tables on pages 8, 10 and 145 to include a footnote to clarify the basis for converting oil and NGL volumes to natural gas equivalent volumes (e.g. the number of standard cubic feet of natural gas per one barrel of oil). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

In addition, please include a similar footnote with the tables presenting production on pages 13, 21, and 145.

Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, will add a footnote to such tables to clarify that the basis for converting oil and NGL volumes to natural gas equivalent volumes (MMcfe) is determined by using the ratio of one Bbl of oil or NGLs to six Mcf of natural gas. The Company also directs the Staff to the definition of “Boe” on page 160 of the Form 20-F, which reflects that the basis for converting oil and NGL volumes to natural gas equivalent volumes is determined by using the ratio of one Bbl of oil or NGLs to six Mcf of natural gas.

Proved Reserves, page 9

3.
We note the Extensions and Discoveries during 2023 and 2024 are explained as adjustments “due to well assignments recorded in the accounting actuals.” Please expand your explanation to clarify why these adjustments are not considered as revisions in previous estimates. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response: The Company respectfully acknowledges the Staff’s comment. The adjustments “due to well assignments recorded in the accounting actuals” disclosed in the Form 20-F are the result of first-time activity on existing resources and are not adjustments or revisions to previous estimates. The Company notes that the amounts of these adjustments were immaterial, representing 0.02% and 0.03% of total proved reserves as of the beginning of the 2023 and 2024 periods, respectively. As a result, the Company believes that no expanded disclosure is required for these adjustments and plans to remove the explanations to these adjustments in future applicable filings.

Proved Undeveloped Reserves, page 10

4.
Please expand your discussion of the changes due to conversions to include the dollar amount of capital incurred to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. Capital costs incurred to convert proved undeveloped reserves to proved developed reserves were approximately $12.7 million, $0, and $7.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. The Company will disclose the dollar amount of capital incurred to convert proved undeveloped reserves to proved developed reserves in future applicable filings.

Reserve Data
Significant Fields, page 13

5.
You disclose total production for the Appalachian Region because you determined it is considered significant or greater than 15% of total proved reserves. Please tell us how you also comply with the disclosure requirements at Item 1204(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will include in future applicable filings disclosure of the average sales price per unit by commodity type and the average production costs per unit of production for the Appalachia Region for three years in accordance with Item 1204(b) of Regulation S-K. The following table presents the average realized sales prices and operating costs per unit for the Appalachia Region for the three years ended December 31, 2024:

	Year Ended
APPALACHIA	December 31, 2024	December 31, 2023	December 31, 2022
Average realized sales price
(excluding impact of derivatives settled in cash)
Natural gas (Mcf)	$2.12	$2.31	$6.10
NGLs (Bbls)	24.07	21.58	36.01
Oil (Bbls)	72.61	74.81	87.20
Total (Mcfe)	$2.47	$2.57	$6.20
Average realized sales price
(including impact of derivatives settled in cash)
Natural gas (Mcf)	$2.79	$3.01	$3.04
NGLs (Bbls)	23.22	23.40	19.56
Oil (Bbls)	67.44	67.79	69.35
Total (Mcfe)	$3.04	$3.20	$3.16
Operating costs per Mcfe
LOE	$0.59	$0.56	$0.51
Midstream operating expense	0.40	0.35	0.33
Transportation expense	0.29	0.29	0.31
Total operating expense per Mcfe	$1.28	$1.20	$1.15

Supplemental Natural Gas & Oil Information (Unaudited)
Estimated Reserves, page 145

6.
Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type on page 146 to provide the net quantities at the beginning of the initial year shown in the reserves reconciliation, e.g. December 31, 2021. Refer to the disclosure requirements in FASB ASC 932-235-50-4.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the initial year for each of the three years of reconciliations of proved developed and proved undeveloped reserves in future applicable filings, as set out in the example below for the three years ended December 31, 2024.

	Natural Gas	NGLs	Oil	Total
	(MMcf)	(MBbls)	(MBbls)	(MMcfe)
Total proved reserves as of:
December 31, 2021	4,009,037	89,080	14,252	4,629,029
December 31, 2022	4,349,611	101,931	14,830	5,050,177
December 31, 2023	3,200,044	95,701	12,616	3,849,946
December 31, 2024	2,895,619	103,471	18,524	3,627,589
Total proved developed reserves as of:
December 31, 2021	4,008,160	89,071	13,823	4,625,524
December 31, 2022	4,340,779	101,931	14,830	5,041,345
December 31, 2023	3,184,499	94,391	12,380	3,825,125
December 31, 2024	2,895,619	103,471	18,524	3,627,589
Total proved undeveloped reserves as of:
December 31, 2021	877	9	429	3,505
December 31, 2022	8,832	—	—	8,832
December 31, 2023	15,545	1,310	236	24,821
December 31, 2024	—	—	—	—

Standardized Measure of Discounted Future Net Cash Flows, page 146

7.
We note your standardized measure calculation, as of December 31, 2024, includes a positive 10% annual discount value of $253.1 million. This calculation creates a standardized measure of $1,396.9 million which is higher than the presented value for future net cash flows of $1,143.8 million. Please review and revise if necessary, here and elsewhere in your filing, to remove the inconsistency or expand your disclosure to explain the circumstances resulting in the positive 10% discount adjustment. Refer to the disclosure requirements in FASB ASC 932-235-50-31 and 50-36.

Response: The Company respectfully acknowledges the Staff’s comment. The positive 10% annual discount of $253.1 million reflected in the standardized measure calculation is driven by the Company’s estimated future abandonment costs. As the anticipated timing of the majority of these abandonment costs is many years in the future, these costs have a much larger impact on the undiscounted future net cash flows as compared to their impact when discounting is applied. Due to this fact, as well as lower future cash inflows as a result of relatively lower 2024 SEC pricing, the undiscounted future net cash flows were lower than the discounted standardized measure for the year ended December 31, 2024. This results in the positive 10% discount adjustment. Refer to the illustrative table in the Company’s response to Comment #10. below for additional clarification. In future applicable filings to the extent the undiscounted future net cash flows are lower than the discounted standardized measure, the Company will include expanded disclosure to explain the circumstances resulting in the positive 10% discount adjustment.

Alternative Performance Measures, page 150

8.
We note your presentation includes the measures Pro forma adjusted EBITDA and Net-debt-to-pro forma adjusted EBITDA. Pleas revise to provide the disclosures and presentation requirements to comply with Article 11 of Regulation S-X and Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. Pro forma adjusted EBITDA includes adjustments to pro forma the results of certain entities acquired by the Company in 2023 and 2024 for the full twelve months of their respective operations as management believes it is helpful to investors to evaluate the Company’s adjusted EBITDA and net-debt-to-adjusted EBITDA on a pro forma basis to give effect to the acquisitions. To the extent the Company discloses non-IFRS measures on a pro forma basis in the future, the Company will comply with this comment in future applicable filings.

9.
We refer you to PV-10 presented on page 152. Please include a footnote that provides a description of why the adjustment for PV of taxes differs from the amounts presented as future income tax expense used to determine the standardized measure presented on page 147.

Response: The Company respectfully acknowledges the Staff’s comment. The adjustment for PV of taxes on page 152 of the Form 20-F is a discounted amount, while the future income tax expense used to determine the standardized measure presented on page 147 of the Form 20-F is undiscounted. The Company will adjust the heading for the total “Future net cash flows” in the standardize measure calculation to “Undiscounted future net cash flows” in future applicable filings.

PV-10, page 152

10.
The PV-10 value presented of $1,591.8 million is higher than the total undiscounted future net cash flows of $1,447.7 million (before future income tax expenses) in the standardized measure calculation on page 147. If correct, please provide us a detailed explanation. Please review and revise if necessary, here and elsewhere in your filing, to remove the inconsistency or expand your disclosure to explain the circumstances resulting in the pre-tax PV-10 value of $1,591.8 million for the year ended December 31, 2024. This comment also applies to the disclosure in Exhibit 15.3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the PV-10 and undiscounted future net cash flows values are correct in the Form 20-F. The PV-10 value is higher than the total undiscounted future net cash flows due to the Company’s estimated future abandonment costs associated with proved reserves. As the anticipated timing of the majority of these abandonment costs is many years in the future, these costs have a much larger impact on the undiscounted future net cash flows as compared to their impact when discounting is applied. Due to this fact, as well as relatively lower 2024 SEC pricing, the undiscounted future net cash flows were lower than the discounted pre-tax PV-10 value for the year ended December 31, 2024. In future applicable filings to the extent the PV-10 value is higher than the total undiscounted future net cash flows, the Company will include expanded disclosure to explain the circumstances resulting in this situation. For illustrative purposes, please refer to the table below, which reflects the impact of the Company’s estimated future abandonment costs on the PV-10 and undiscounted future net cash flows values for the year ended December 31, 2024:

	Net Reserves				Future Net Cash Flows (M$)
	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)	Oil Equivalent (MBOE)	Total	Present Value at 10%
Total
Proved Developed Producing	18,524.2	103,471.4	2,895,619.6	604,598.9	3,912,957.3	1,757,032.6
Estimated Future Abandonment Costs	-	-	-	-	(2,465,291.1)	(165,261.0)
Future Net Reserves and Cash Flows	18,524.2	103,471.4	2,895,619.6	604,598.9	1,447,666.2	1,591,771.6

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael Garrett at 205-408-0909 or Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Bradley G. Gray
Bradley G. Gray
Chief Financial Officer

Cc:	Michael Garrett, Diversified Energy Co PLC
Ben Sullivan, Diversified Energy Co PLC
Hillary H. Holmes, Gibson, Dunn & Crutcher LLP
Nathan S. Rice, PricewaterhouseCoopers LLP